October 22, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (207) 236-7889

Sean G. Daly
Chief Financial Officer
Camden National Corporation
Two Elm Street
Camden, Maine 04843

Re: Camden National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-13227

Dear Mr. Daly:

　　We have reviewed your response letter dated October 19, 2007 and your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5, Derivative Financial Instruments, page 53

1.   We refer to the revised response to Comment 1 in your letter dated October 19,
        2007 that states you intend to continue to record the derivative transactions as
        cash flow hedges in accordance with paragraph 65 of SFAS 133 and under the
        critical matched terms methodology under the "hypothetical derivative method"
        of Implementation Issue G7.   We continue to believe that these derivative
        transactions are economic hedges that do not qualify for cash flow hedge
        accounting under SFAS 133. As requested previously please revise your
        proposed disclosure to be included in future filings to describe the correction of
        an immaterial error under SAB 99 and SAB 108 for recording as economic
        hedges the previously recorded cash flow hedges under SFAS 133 considering the
        following circumstances:

        •   The Company paid up front premiums of $410,000 under the floor interest
            rate protection agreements that preclude using the hypothetical derivative
            method under Implementation Issue G7 which requires that the fair value of
            the hypothetical swap have a fair value at inception of zero.

        •   The quarterly test for effectiveness performed since inception of the hedging
            transaction, which consisted of determining the existence of an eligible pool
            of not less than $50 million of Prime based loans, does not appear to assess
            compliance of the critical terms of the hedging transaction (i.e., same notional
            amount, same repricing dates; mirror image caps and floors) as required by
            paragraph 65 of SFAS 133 and Implementation Issue G7. Refer to your
            response to bullet point three of Comment 2 in your response letter dated
            August 2, 2007.

        •   The subsequent enhancement of your documentation and expansion of
            effectiveness testing to include an assessment of margin variability and
            comparison of the H.15 and WSJ Prime rates:

            o   Does not appear to provide for assessing compliance with the critical
                terms of the hedging transaction under G7; and

            o   Is not in compliance with paragraph 62 of SFAS 133 which requires the
                use of a defined assessment methodology on a consistent basis since
                inception and throughout the hedging period. Refer to your response to
                bullet point three of Comment 2 in your response letter dated August 2,
                2007.

- The Company has determined that the "first-payments received" methodology under Implementation Issue No. G25 for describing the forecasted transaction <u>was not explicitly stated</u> in the original documentation of the hedging transaction as required by paragraph 28(a)(2) of SFAS 133. Refer to your response to bullet point three of Comment 2 in your response letter dated August 2, 2007.

*   *   *

<u>Closing Comments</u>

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief